December 4, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Al Pavot and Jeanne Baker

Re: Olink Holding AB (publ)

Schedule 14D-9 Filed October 31, 2023

File No. 005-93360

Ladies and Gentlemen:

This letter sets forth the response of Olink Holding AB (publ) (the “Company,” “Olink” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 13, 2023, with respect to the Company’s Schedule 14D-9 filed with the Commission on October 31, 2023 (the “Schedule 14D-9”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”). Capitalized terms used in this letter but not otherwise defined in this letter have the meaning set forth in the Schedule 14D-9 or the Schedule 14D-9 Amendment, as applicable.

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s response to the comments have been provided immediately thereafter.

Schedule 14D-9 Filed October 31, 2023

Identity and Background of Filing Person, page 1

1.	We note the disclosure on pages 18 and 20 of the Offer to Purchase that Buyer is not providing for any guaranteed delivery procedures. Therefore, on page 2 of the Schedule 14D-9, please remove the references to such guaranteed delivery procedures.

Response: In response to the Staff’s comment, the Company has amended the disclosure under the heading, “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on page 2 of the Schedule 14D-9.

2.	We note the name and address of Buyer on page 3 of the Schedule 14D-9. Because it is a co-offeror, please also provide the name and address of Parent. See Item 1003(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on page 3 of the Schedule 14D-9.

Past Contacts, Transactions, Negotiations and Agreements, page 3

3.	On page 6 of the Schedule 14D-9, you state that Parent and Olink are party to “certain commercial arrangements.” Please expand this disclosure to briefly describe the nature of those commercial arrangements or direct shareholders to another place in the Schedule 14D-9 where this disclosure appears.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 3. Past, Contacts, Transactions, Negotiations and Agreements—Commercial Arrangements” on page 6 of the Schedule 14D-9.

4.	Refer to the following statement made on page 7 of the Schedule 14D-9: “Olink’s executive officers and directors who tender their Offer Securities pursuant to the Offer will be entitled to receive the same consideration as Olink’s other security holders who tender Offer Securities pursuant to the Offer…” Consistent with your disclosure on page 26 of the Schedule 14D-9 (under “Risk of Tender and Support Agreement Parties Receiving Lower Consideration”), please qualify this statement to indicate that under certain circumstances parties to the Tender and Support Agreement may receive less consideration than other security holders who tender Offer Securities pursuant to the Offer.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 3. Past, Contacts, Transactions, Negotiations and Agreements—Commercial Arrangements” on page 7 of the Schedule 14D-9.

Certain Management Projections, page 27

5.	Summarize the material assumptions and limitations of the Management Projections.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections— Cautionary Note About the Management Projections” beginning on page 28 of the Schedule 14D-9 Amendment.

6.	We note that you have not included a reconciliation for the Management Projections. Please explain why not or revise to do so. See Item 100(a) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the non-IFRS financial information included under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections” beginning on page 27 of the Schedule 14D-9 Amendment is exempt from the reconciliation required by Rule 100(a) of Regulation G. Consistent with the Staff’s responses to Questions 101.01 (October 17, 2017), 101.02 (April 4, 2018) and 101.03 (April 4, 2018) in the Compliance and Disclosure Interpretations issued by the Staff regarding Non-GAAP Financial Measures,1 the Company does not believe that the summarized financial projections included in the Schedule 14D-9 constitute “non-GAAP financial measures” under Item 10(e) of Regulation S-K or Regulation G because the projections are being included in the Schedule 14D-9 since they were provided to the Company’s financial advisors in connection with the proposed business combination and the Company has determined that they may be material and that disclosure is required to comply with applicable law, including the anti-fraud and other liability provisions of U.S. securities laws and the fiduciary duties of the Company’s board of directors under Swedish law in connection with the Offer. Accordingly, the Company respectfully submits that a reconciliation should not be required as a result of Rule 100(a)(2) of Regulation G.

1 Available at: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

7.	Refer to the last sentence in the first full paragraph after the table on page 28 of the Schedule 14D-9. While the parties and their financial advisors may include cautionary language regarding reliance on the projections disclosed, it is inappropriate for the party that prepared the projections to disclaim all responsibility for them. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections” beginning on page 28 of the Schedule 14D-9.

Opinions of Olink’s Financial Advisors, page 29

8.	Please confirm in your response letter that the Management Projections included in the Schedule 14D-9 constitute the only projections and forecasts provided by Olink to the financial advisors. On page 30 of the Schedule 14D-9, we note the reference to additional information about the “future prospects and operations of Olink” that was provided to J.P. Morgan. If additional forecasts or projections were provided, please summarize them in a revised disclosure document.

Response: The Company respectfully submits that other than the Management Projections as summarized on page 28 of the Schedule 14D-9, the Company did not provide its financial advisors with any forecasts or projections that the Company believes are material to an investor's decision on whether to tender its respective Offer Securities. The Company previously provided J.P. Morgan with preliminary working drafts of management projections covering the periods and metrics covered by the Management Projections that informed a preliminary valuation analysis reviewed with the Board at its August 8, 2023, meeting described under the heading, “Item 4. The Solicitation or Recommendation—Background of the Transaction” beginning on page 14 of the Schedule 14D-9. However, such preliminary projections were not ultimately relied on by either the Board in recommending that Company shareholders accept the Offer or its financial advisors in rendering their respective fairness opinions. Further to the Staff's comment, the Company has revised its disclosure under the heading, “Item 4. The Solicitation or Recommendation—Background of the Transaction” beginning on page 14 of the Schedule 14D-9 to summarize the nature of such preliminary projections reviewed at the August 8 board meeting and to summarize October 3 and October 12, 2023, Board meetings and the nature of the subsequent updates to such projections and approval of the Management Projections that were relied on by the Board in recommending the Offer and its financial advisors in rendering their respective fairness opinions. The Company has also revised its disclosure under the heading, “Item 4. The Solicitation or Recommendation—Certain Management Projections” beginning on page 27 of the Schedule 14D-9 to summarize such preliminary working draft projections as the "Preliminary Projections."

9.	The opinions of both J.P. Morgan and Goldman Sachs state that they may not be reproduced or referenced without the prior permission of the preparer. The J.P. Morgan opinion states that it may be reproduced in “any proxy or information statement” but does not refer to tender offer materials. Please state here, or where appropriate in the offer materials, that each advisor has consented to the references to its opinion and the filing of each opinion as an exhibit to the Schedule 14D-9.

Response: The Company respectfully submits that J.P. Morgan has consented to the inclusion of references to the J.P. Morgan opinion in the Schedule 14D-9 and the filing of the J.P. Morgan opinion as Exhibit (a)(5)(A) to Schedule 14D-9, and Goldman Sachs has consented to the inclusion of references to the Goldman Sachs opinion in the Schedule 14D-9 and the filing of the Goldman Sachs opinion as Exhibit (a)(5)(B) to the Schedule 14D-9. The Company has also re-filed the Goldman Sachs opinion as such exhibit without a prior accompanying letter of transmittal that included such restrictive language, which letter is not formally a part of the Goldman Sachs opinion.

10.	Expand the disclosure on page 32 of the Schedule 14D-9 to provide further details about how J.P. Morgan selected the publicly traded companies used in its comparison. Specifically, explain how the selected companies were considered similar to Olink and its operations and business, besides being publicly-traded entities.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Opinion of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” on page 32 of the Schedule 14D-9.

11.	See our last comment above. Similarly, in the following section on page 32 of the Schedule 14D-9, explain how J.P. Morgan determined that these transactions involved companies that had an analogous business to Olink (or aspects thereof).

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Opinion of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” on page 32 of the Schedule 14D-9.

12.	Revise the first sentence under “Miscellaneous” on page 33 of the Schedule 14D-9 to avoid stating that the summary is not “complete.” While a summary necessarily involves paring down information, all material aspects of the opinions of both financial advisors’ analyses should be described.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 4. The Solicitation or Recommendation—Miscellaneous” on page 33 of the Schedule 14D-9.

Persons/Assets, Retained, Employed, Compensated or Used, page 39

13.	On page 40 of the Schedule 14D-9, please clarify the reference to a “study” performed by Goldman Sachs.

Response: The Company respectfully submits that the referenced “study” is the process that was undertaken by Goldman Sachs by which it determined it was able to deliver a fairness opinion. In response to the Staff’s comment, the Company has supplemented the disclosure under the heading, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Goldman Sachs Engagement” on page 40 of the Schedule 14D-9.

Additional Information, page 41

14.	On page 42 of the Schedule 14D-9, you state that in connection with the Compulsory Redemption process, among other things, “one arbitrator shall be nominated jointly by the Minority Shareholders who have not tendered their Offer Securities in the Offer…” Please revise this statement to include shareholders who have properly withdrawn their shares tendered in the Offer, or otherwise explain why they would not be included in the nomination process.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading, “Item 8. Additional Information—Right to an Arbitral Tribunal pursuant to Compulsory Redemption process” beginning on page 42 of the Schedule 14D-9.

15.	Refer to the following statement made on page 43 of the Schedule 14D-9: “If there is a disagreement between the Parent and Buyer and the Minority Shareholder regarding the Offer Consideration to be paid in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act.” Please elaborate on how the Arbitral Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offer. See Rule 13e-3(g)(1).

Response: The Company respectfully submits that under the Swedish Companies Act and given that Buyer will propose to pay an amount equal to the Offer Consideration in the Compulsory Redemption, as required by the Purchase Agreement, the price per Share or ADS received in the Compulsory Redemption cannot be lower than the Offer Consideration unless a minority shareholder seeks to be paid an amount lower than the Offer Consideration. Furthermore, in practice, and especially for companies that have publicly traded securities such as the Company, not only is it exceedingly rare that a Compulsory Redemption following a public offer results in minority shareholders receiving any consideration other than the per share offer consideration paid in the public offer, but in those rare cases where a different price has been paid, the per share consideration has been higher.

Once the Buyer obtains at least 90% plus one share of all outstanding Common Shares (the “Minimum Redemption Threshold”), the Buyer will become entitled to initiate the process set forth in Chapter 22 of the Swedish Companies Act for the “compulsory redemption” of any outstanding Common Shares held by the Company’s remaining minority shareholders to enable the Buyer to acquire such remaining outstanding shares by operation of law and achieve 100% ownership of the Company (the acquisition of such shares through such process, a “Compulsory Redemption”). Once the Buyer initiates the Compulsory Redemption, the minority shareholders would generally be entitled to receive payment of the Offer Consideration absent “special cause”, as determined by the Arbitral Tribunal in certain limited and unlikely scenarios once such tribunal is appointed following a disagreement between the Parent and Buyer and applicable minority shareholders (or a trustee acting on behalf of minority shareholders if appointed under the Swedish Companies Act) regarding the price to be paid in the Compulsory Redemption.

Procedurally, an Arbitral Tribunal can only determine a price which is within the range requested by the respective parties, meaning not lower than the lowest requested price and not higher than the highest requested price. Under Section 2.5 of the Purchase Agreement, the Buyer is required to propose to pay a redemption price not less than the Offer Consideration to effect the Compulsory Redemption in accordance with Rule 13(e)-3(g)(1) under the Exchange Act. Consequently, a minority shareholder must seek a redemption price lower than the Offer Consideration to permit the Arbitral Tribunal to find special cause for such price.

In such unlikely event, an Arbitral Tribunal may then find special cause for such differing price if, for example, (i) a long period has elapsed between Closing and the commencement of the Compulsory Redemption, (ii) there has been a material change in circumstances in the period between Closing and the commencement of the Compulsory Redemption or (iii) if the Arbitral Tribunal determines that the Offer materials were misleading or contained material deficiencies.

16.	Refer to the following statement made on page 44 of the Schedule 14D-9: “You should rely only on the information contained in this Schedule 14D-9, including the annexes and exhibits included hereto or the information incorporated by reference herein, to vote your shares at the Combined Meeting.” Please define “Combined Meeting” or delete this term and revise the above statement.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading, “Item 8. Additional Information—Where You Can Find More Information” beginning on page 44 of the Schedule 14D-9.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527 and Piotr Korzynski of Baker & McKenzie LLP at (312) 861-3729.

Sincerely,

Linda Ramirez-Eaves
General Counsel

Via E-mail:

cc: Mark Mandel, Baker & McKenzie LLP
Piotr Korzynski, Baker & McKenzie LLP